Avenue South Ltd.
5 Victory Road
Suffern, New York 10901
Tel: 845-548-0888

October 12, 2010

By EDGAR Transmission
H. Christopher Owings
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Avenue South Ltd.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 14, 2010
File No. 333-168346

Dear Mr. Owings:

On behalf of Avenue South Ltd. (“Avenue South” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 27, 2010, providing the Staff’s comments with respect to the above referenced Form S-1.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Registration Statement Cover Page
Please revise to include the correct filing date.
Avenue South Response:

We have made the proper revision to correct the filing date.

Please revise to include the registration statement file number and the amendment number (i.e., your next amendment should reflect that it is the third amendment). Please see Rule 470 of the Securities Act.

Avenue South Response:
We have made the proper revision to correct the amendment number.

Security Ownership of Certain Beneficial Owners and Management page 22
Please update the table as of the most recent practicable date.
Avenue South Response:

We have updated the table as of October 8, 2010.

Selling Stockholders, page 24

We note your response to comment 10 in our letter dated August 24, 2010 and the related revisions in your filing. If Ms. Sau Chun Ngai is related to Fung Chun Ngai, your officer and director, please disclose.

Avenue South Response:

We have amended the filing to disclose that Mr. Sau Chun Ngai and Ms. Fung Chun Ngai are related.

Please update the table as of the most recent practicable date.
Avenue South Response:

We have updated the table to the most practicable date, October 8, 2010.

Exhibits, page II-2
Exhibits 5
Please refile your legal opinion as exhibit 5 rather than exhibit 23.2. Please see Item 601(b)(5) of Regulation S-K.
Avenue South Response:

We have refiled the legal opinion as Exhibit 5 instead of Exhibit 23.2

Exhibits 23.1
Please provide a currently dated, signed consent in your amended filing. Please see Item 601(b)(23) of Regulation S-K.
Avenue South Response:

We have provided a currently dated signed consent in our amended filing.

Exhibits 23.2
Please date this consent. Please see Item 601(b)(23) of Regulation S-K.
Avenue South Response:

We have dated the consent.

Undertakings

We note your response to comment 21 in our letter dated August 24, 2010. Please provide the undertaking required by Item 512(1)(5)(ii) of Regulation S-K, which relates to Rule 430C and is not included in this section.

Avenue South Response: We have added the following undertaking to this section:

“For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.”

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Peter Sarkesian of Hardy, Lewis & Page, P.C. at 248-645-0800.

Sincerely,

Avenue South Ltd.

By:/s/ Irina Goldman
Irina Goldman
Chief Executive Officer